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SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLP INVESTMENT SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

37000 12 MILE ROAD, SUITE 101
(No. and Street)

FARMINGTON HILLS	MI	48331
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FREEDMAN & GOLDBERG, CPAs,P.C.
(Name – *if individual, state last, first, middle name*)


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH, D.C.
151
SECTION

31150 NORTHWESTERN HWY, SUITE 200	FARMINGTON HILLS	MI	48334
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL McEVILLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLP INVESTMENT SERVICES, LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATTY L. DOCKHAM
Notary Public, State of Michigan
County of Oakland
My Commission Expires May 30, 2011
Acting in the County of Oakland



Signature

MANAGING MEMBER
Title



Notary Public



This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLP INVESTMENT SERVICES, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2006


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH, DC
151
SECTION

TABLE OF CONTENTS

FREEDMAN & GOLDBERG
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

ERIC W. FREEDMAN
MICHAEL GOLDBERG
DAVID C. GRIEP
JULIE A. CHEEK

31150 NORTHWESTERN HIGHWAY, SUITE 200
FARMINGTON HILLS, MICHIGAN 48334
(248) 626-2400
FAX: (248) 626-4298

WILLIAM A. MARSHALL
AMY S. JACKNOW
GLORIA K. MOORE
JUDITH A. COOPER

Independent Auditor's Report

Members
GLP Investment Services, LLC

We have audited the accompanying statement of financial condition of GLP Investment Services, LLC, for the year ended December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement preparation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statement referred to above presents fairly, in all material respects, the financial position of GLP Investment Services, LLC at December 31, 2006 in conformity with accounting principles generally accepted in the United States.

Respectfully,



Freedman & Goldberg
Certified Public Accountants

Farmington Hills, MI
February 8, 2007



As of December 31, 2006

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 22,060		$ 22,060
Receivables from Broker-Dealers and Clearing Organization	36,717		36,717
Prepaid License		$ 8,223	8,223
NASD Membership Owned, (Net of Amortization of $1,870)		45,380	45,380
Office Equipment, at cost, Less Accumulated Depreciation of $3,561 and $4,098		3,038	3,038
Total Assets	$ 58,777	$ 56,641	$ 115,418

LIABILITIES AND MEMBERS' CAPITAL

	A.I. Liabilities	Non-A.I. Liabilities	Total
Liabilities:			
Payables to Commissioned Agents	$ 29,125		$ 29,125
Accounts payable, accrued expenses and other liabilities	4,471		4,471
Members' Capital			81,822
Total Liabilities and Members' Capital	$ 33,596	$ -0-	$ 115,418

END